EX-99.B(d)(99)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Aronson+Johnson+Ortiz, LP

(the “Agreement”)

Dated July 1, 2003, as amended October 11, 2005,

July 6, 2007 December 17, 2008 and January 10, 2011

For purposes of this Schedule B, terms used herein shall have the following meanings:

“Assets” shall have the meaning given in Paragraph 1 of the Agreement.

“Fund” shall mean any series of the Trust for which Sub-Adviser manages Assets.

“SEI Similar Account Assets” shall mean all assets managed by Sub-Adviser for any Fund of SEI Institutional Investments Trust, SEI Institutional Managed Trust or Adviser Managed Trust (but not of any other SEI fund or trust) that is managed according to Sub-Adviser’s Large Cap - Absolute Value Low Tracking Error mandate.

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Large Cap Fund	Assets, together with SEI Similar Account Assets:

X.XX% on the first $XX million; X.XX% on the next $XX million; and X.XX% on the Assets in excess of $XX million.

Large Cap Diversified Alpha Fund	For Assets managed pursuant to ‘130/30’ strategy, meaning that the Fund may go up to 30% short and use the proceeds to invest in additional long securities:

X.XX% on all Assets. For the avoidance of doubt, the foregoing fee shall apply if the Adviser permits the Sub-Adviser’s use of the ‘130/30’ strategy, but the Sub-Adviser decides, in its discretion, not to employ the ‘130/30’ strategy.

For Assets that the Adviser directs be managed pursuant to a long-only strategy:

X.XX% on all Assets.

The Sub-Adviser agrees to the foregoing rates with respect to the Large Cap Diversified Alpha Fund as long as the SEI Similar Account Assets exceed $XX million.  If such assets were to fall below $XX million, the fee rates will be renegotiated.

U.S. Managed Volatility Fund	X.XX% on all Assets.

The fee for the Large Cap Fund will be calculated based on the average daily value of the aggregate SEI Similar Account Assets.  The Large Cap Fund’s fee will be its pro rata portion of the total fee calculated as set forth above.

Agreed and Accepted:

SEI Investments Management Corporation	Aronson+Johnson+Ortiz, LP

By:	By:

/s/ Greg McIntire	/s/ Theodore R. Aronson

Name:	Name:

Greg McIntire	Theodore R. Aronson

Title:	Title:

Vice President	Managing Principal